UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 2026

Commission File Number: 001-41386

OKYO Pharma LTD

(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 20, 2026, OKYO Pharma LTD (the “Company”) issued this 6K announcing the filing of its Annual Report on Form 20-F for the fiscal year ended March 31, 2026, with the U.S. Securities and Exchange Commission (SEC). The report is available on the SEC’s website and the Company’s investor relations page. In conjunction with the filing, the Company provided a positive corporate update on its financial strength and clinical momentum.

The Announcement is furnished herewith as Exhibit 99.1 to this Report on Form 6-K. The information in the attached Exhibits 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that Section, This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-293145)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OKYO Pharma LTD

Date: July 20, 2026	By:	/s/ Keeren Shah
	Name:	Keeren Shah
	Title:	Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description

99.1	News Announcement, dated July 20, 2026

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